Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated October 28, 2011
Relating to the Prospectus dated October 11, 2011
Registration No. 333-176766

OCTOBER 28, 2011

CENTRAL GOLDTRUST

OVERNIGHT MARKETED TREASURY OFFERING OF UNITS

Final Terms

Issuer:	Central GoldTrust (the “Trust”).

Issue:	2,375,000 Units of Central GoldTrust (the “Units”).

Issue Size:	US$161,262,500.

Offering Price:	US$67.90 per Unit.

Underwriter’s Right:

The Underwriters have been granted the right to increase the size of the offering by up to an additional 300,000 Units, exercisable in whole or in part, at any point prior to 4:00 p.m. (EST) on October 28, 2011.

Use of Proceeds:

The Trust will invest the net proceeds from the Offering to maintain at least 95% of its net assets in gold with at least 90% in physical gold bullion and up to 5% in gold certificate form. The balance of the net proceeds will be used by the Trust for general working capital expenditures.

Distributions:

The Trust does not anticipate paying regular distributions. However, Unitholders will generally be entitled to receive a distribution on or about December 31 of each year of: (i) net capital gains, if any, realized in the year for the year; and (ii) any net income of the Trust (excluding net capital gains) for that year.

Redemption Rights:

The Units are redeemable at any time on demand by the holders thereof. Upon redemption, the holder thereof shall be entitled to receive an amount equal to the lesser of:

(i)                              90% of the market price for the 10 day period commencing immediately following the date on which the Units were tendered for redemption (the “Redemption Date”); or

(ii)                           100% of the closing market price on the Redemption Date.

Payment will be made no later than the last day of the calendar month following the month in which the Units were tendered for redemption.

Borrowing:

The Trust will not enter into any borrowing arrangements except in the limited circumstances in which it is in the best interest of the Trust to enter into forward contracts for positioning purposes to facilitate bullion purchases. Under such circumstances, the Trust may enter into short-term borrowing arrangements for which the outstanding amount may not exceed 10% of the Trust’s assets at any time.

Administrator:	Central Gold Managers Inc.

Fees:	The expense ratio for the twelve month period ended September 30, 2011 was 0.35%.

Net Asset Value:	The Net Asset Value as at October 26, 2011 was US$1,060,691,719.

Eligibility for Investment:	The Units will be eligible under the usual Canadian statutes and for RRSPs, TFSAs, RRIFs, and DPSPs as Canadian property.

Offering Procedure:

Overnight marketed public offering distributed pursuant to a prospectus supplement to the existing short form base shelf prospectus dated October 11, 2011 filed in all provinces and territories of Canada (except Quebec) and under MJDS the United States.

Listing:	The Units are currently listed on the Toronto Stock Exchange (GTU.UN in C$ and GTU.U in US$) and on the NYSE Amex (GTU in US$).

Commission:	4.0%.

Lead Underwriter:	CIBC.

Pricing Date:	October 28, 2011.

Closing Date:	November 4, 2011.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, copies may be obtained from CIBC by calling toll-free 1-800-282-0822.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.